

AEM SPA

03 OCT 21 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/435/2003/AG/db



03032822

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

October 9, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, regarding a bond issue of up to 530 million Euro.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.

Dw 10/27

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA



PRESS RELEASE

Milan, 8 October 2003. At today's Meeting, chaired by Mr. Giuliano Zuccoli, the Board of Directors of AEM S.p.A. deliberated a bond issue of up to 530 million euro in implementation of the mandate conferred by the Extraordinary Shareholders' Meeting of 4 August 2003.

The bonds will be offered exclusively to Italian and foreign institutional investors through a placement and guarantee consortium consisting of primary Italian and foreign banks. The placement will be executed by the end of the year, and the details of the issue will be determined according to market conditions within the limits set by the conferred mandate and taking into account the Company's best interests.

The bond issue will be subject to English law, according to euromarket practice, and an application will be made for a listing on the Luxembourg exchange.

The main reason for the issue is to provide the Company with a sufficiently flexible source of financing. In fact, in this favourable market climate, the bond issue will allow the Company to improve its debt structure, reducing the costs of bank lending and optimising the financial sourcing mix.

AEM S.p.A.